Exhibit 24(b)(4)(g)

            Roth Individual Retirement Annuity Endorsement (EA123NY)

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                        AUSA LIFE INSURANCE COMPANY, INC.



                 ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT


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This Endorsement is part of the Contract. The Contract as amended is intended to qualify as a Roth individual retirement annuity under section 408(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The following provisions apply and replace any contrary provisions of the Contract. The Owner will be responsible for determining that contributions and distributions under this Contract comply with the following provisions:

(1) The Owner must be the Annuitant. Any provision of the Contract that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

(2) The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of the Owner and the Owner's beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

(3)      The Owner's entire interest in the Contract shall be nonforfeitable.

(4) Purchase payments shall be in cash. Except for purchase payments that are rollover contributions described in sections 408(d)(3), 408A(c)(3)(e), 408A(c)(6), and 408A(e) of the Code, purchase payments for any calendar year may not exceed $2,000 (or other applicable limit specified in the Code).

         The $2,000 limit is gradually reduced to $0 between certain levels of adjusted gross income ("AGI"). In accordance with Code section 408A(c)(3), if the Owner is single, the $2,000 limit is phased out between AGI of $95,000 and $110,000; if the Owner is married and files a joint federal income tax return, it is phased out between $150,000 and $160,000; and if the Owner is married and files a separate federal income tax return, it is phased out between $0 and $10,000. Also, a rollover or transfer from an individual retirement account or annuity will not be permitted if the Owner's AGI for the tax year exceeds $100,000 or if the Owner is married and files a separate federal income tax return. Adjusted gross income is defined in Code section 408A(c)(3) and does not include amounts transferred or rolled over to individual retirement annuities or accounts or Roth IRAs.

         The Owner shall have the sole responsibility for determining whether any premium payment meets applicable income tax requirements.

(5) Upon the Owner's death, the entire interest in the Contract must be distributed at a time and in a form and manner that accords with Code sections 408(b)(3) and 408A(c)(5), and the regulations thereunder.


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(6)      We reserve the right to amend this Contract or Endorsement to the extent necessary to qualify as a Roth individual retirement annuity for federal income tax purposes.

(7)      This Endorsement is effective as of the Contract Date.

Except as otherwise set forth above, this Endorsement is subject to the exclusions, definitions, and provisions of the Contract.



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Signed for Us at Our Office in Clearwater, Florida.


/s/ Craig D. Vermie                                   /s/ Tom A. Schlossberg
        Secretary                                            President